HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2026 and 2025

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three months ended March 31, 2026, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025. The Consolidated Financial Statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./ Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the U.S. This MD&A provides information as at and for the three months ended March 31, 2026, based on information available to management as of May 12, 2026.
Included in this MD&A are certain specified financial measures and financial ratios that are not recognized by U.S. GAAP but that are used by management to evaluate the performance of the Company and its businesses. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. These measures and ratios should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP. See "Non-GAAP Financial Measures" for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable U.S. GAAP measure.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2026	2025	Change
Revenues	2,634	2,397	9.9%
Purchased power	1,424	1,220	16.7%
Revenues, net of purchased power[1]	1,210	1,177	2.8%
Operation, maintenance and administration (OM&A) costs	317	320	(0.9%)
Depreciation, amortization and asset removal costs	270	261	3.4%
Financing charges	175	162	8.0%
Income tax expense	42	69	(39.1%)
Net income attributable to the common shareholder of Hydro One	393	362	8.6%

Basic and diluted earnings per common share (EPS)	$2,763	$2,545	8.6%

Net cash from operating activities	388	503	(22.9%)
Funds from operations (FFO)[1]	703	679	3.5%
Annualized FFO to Net Debt[1]	14.2%	13.7%	0.5%

Capital investments	713	731	(2.5%)
Assets placed in-service	480	417	15.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,346	21,181	0.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	9,685	9,324	3.9%

As at	March 31, 2026	December 31, 2025
Net Debt to capitalization ratio[1]	58.7%	58.4%
1     See section “Non-GAAP Financial Measures”.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), an approximate 66% interest in B2M Limited Partnership (B2M LP), an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP), and an approximate 50% interest in Chatham x Lakeshore Limited Partnership (CLLP). The Transmission segment also includes Hydro One Networks’ approximate 40% (2025 - 48%) minority interest in the East-West Tie Limited Partnership (EWT LP) (see section “Other Developments - EWT LP”).
Hydro One’s distribution business consists of the electricity distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists of certain corporate activities and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026 and 2025, Hydro One's segments accounted for the Company's total revenues, as follows:

Three months ended March 31	2026	2025
Transmission	25%	27%
Distribution	75%	73%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the three months ended March 31, 2026 and 2025 as follows:

Three months ended March 31	2026	2025
Transmission	55%	54%
Distribution	45%	46%
As at March 31, 2026 and December 31, 2025, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2026	December 31, 2025
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended March 31, 2026 of $393 million is an increase of $31 million, or 8.6%, compared to the same period in 2025. Significant influences on the change in net income attributable to the common shareholder include:
•higher revenues, net of purchased power,1 primarily resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB)-approved 2026 rates, and higher average monthly peak demand.
•lower OM&A as a result of lower work program expenditures, including vegetation management.
•higher depreciation, amortization and asset removal costs primarily due to growth in capital assets, partially offset by lower asset removal costs.
•higher financing charges primarily due to an increase in outstanding long-term debt, partially offset by higher capitalized interest.
•lower income tax expense, primarily resulting from higher deductible timing differences partially offset by higher pre-tax earnings. Income tax expense for the period was higher than the prior year when adjusted for additional tax deductions from the re‑introduction of accelerated capital cost allowance, that are offset by a corresponding reduction in revenue, and therefore net income neutral.
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2026	2025	Change
Transmission	664	636	4.4%
Distribution	1,970	1,761	11.9%
Total revenues	2,634	2,397	9.9%

Transmission	664	636	4.4%
Distribution revenues, net of purchased power[1]	546	541	0.9%
Total revenues, net of purchased power[1]	1,210	1,177	2.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,346	21,181	0.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	9,685	9,324	3.9%
1 See section “Non-GAAP Financial Measures”.
1 See section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Transmission Revenues
Transmission revenues increased by 4.4% compared to the quarter ended March 31, 2025, primarily due to:
•higher revenues resulting from OEB-approved 2026 rates; and
•higher average monthly peak demand; partially offset by
•net income neutral items, mainly attributable to lower revenues associated with a regulatory tax adjustments related to re-introduction of accelerated capital cost allowance, which is offset in income tax expense.
Distribution Revenues
Distribution revenues increased by 11.9% compared to the quarter ended March 31, 2025, primarily due to:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral; and
•higher revenues resulting from OEB-approved 2026 rates; partially offset by
•net income neutral items, including lower revenue associated with a regulatory tax adjustments related to re-introduction of accelerated capital cost allowance, and the OEB-approved recovery of regulatory assets in the prior period, which are offset in income tax expense and OM&A, respectively.
Distribution revenues, net of purchased power,2 increased by 0.9% compared to the quarter ended March 31, 2025, primarily due to the reasons noted above.
OM&A Costs

Three months ended March 31 (millions of dollars, except as otherwise noted)	2026	2025	Change
Transmission	137	133	3.0%
Distribution	173	182	(4.9%)
Other	7	5	40.0%
	317	320	(0.9%)
Transmission OM&A Costs
Transmission OM&A costs were 3.0% higher than the quarter ended March 31, 2025, primarily due to:
•higher corporate support costs; partially offset by
•lower work program expenditures, including work related to station maintenance and information technology initiatives.
Distribution OM&A Costs
Distribution OM&A costs were 4.9% lower than the quarter ended March 31, 2025, primarily due to:
•lower work program expenditures, mainly due to vegetation management; and
•lower OM&A associated with the OEB-approved recovery of cost deferrals in the prior year, which is offset in revenue and therefore net income neutral.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $9 million, or 3.4%, for the three months ended March 31, 2026, compared to the same period in 2025, primarily due to the growth in capital assets as the Company continues to place new assets in-service, partially offset by lower asset removal costs.
Financing Charges
Financing charges increased by $13 million, or 8.0%, for the three months ended March 31, 2026, primarily due to an increase in outstanding long-term debt, partially offset by higher capitalized interest.
Income Tax Expense
Income tax expense was $42 million for the three months ended March 31, 2026, compared to $69 million for the same period in 2025. The $27 million year-over-year decrease was primarily due to:
•higher deductible timing differences than the prior year, including additional tax deductions from the re‑introduction of accelerated capital cost allowance, that are offset by a corresponding reduction in revenue, and therefore net income neutral; partially offset by
•higher pre-tax earnings.
The Company realized an effective tax rate (ETR) of approximately 9.6% for the three months ended March 31, 2026, compared to approximately 15.9% realized in the same period in 2025. The year over year decrease was primarily attributable to the factors noted above.
2 See section “Non-GAAP Financial Measures”.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, the Company’s financial condition and forecast cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends, and other factors that the Board may consider relevant. As at May 12, 2026, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at May 12, 2026, the Company had no preferred shares issued and outstanding.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Revenues	2,634	2,254	2,286	2,056	2,397	2,089	2,181	2,019
Purchased power	1,424	1,287	1,080	899	1,220	1,060	1,047	940
Revenues, net of purchased power[1]	1,210	967	1,206	1,157	1,177	1,029	1,134	1,079
Net income attributable to the common shareholder	393	234	424	334	362	207	374	296

Basic and diluted EPS	$2,763	$1,645	$2,981	$2,348	$2,545	$1,455	$2,629	$2,081

Earnings coverage ratio[1]	2.8	2.9	2.9	2.9	2.9	2.8	2.8	2.8
1    See section “Non-GAAP Financial Measures”.

Variations in revenues and net income attributable to the common shareholder over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2026 and 2025:

Three months ended March 31 (millions of dollars)	2026	2025	Change
Transmission	260	187	39.0%
Distribution	220	230	(4.3%)
Total assets placed in-service	480	417	15.1%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $73 million, or 39.0%, for the quarter ended March 31, 2026, compared to the same period in 2025, primarily due to:
•investments placed in-service for high-voltage underground cable replacements; and
•timing of assets placed in-service for station refurbishments and replacements; partially offset by
•customer connection project at the South Middle Road transmission station in the prior year.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $10 million, or 4.3%, for the quarter ended March 31, 2026, compared to the same period in 2025, primarily due to:
•investments placed in-service for the Orillia Operation Centre;
•lower volume of wood pole replacements;
•lower volume of joint use assets and line relocations;
•investments placed in-service for the Network Outage Management System; and
•lower volume of storm-related asset replacements; partially offset by
•investments placed in-service for Ontario’s broadband initiative; and
•assets placed in-service for the Advanced Metering Infrastructure (AMI) 2.0 system.
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2026 and 2025:

Three months ended March 31 (millions of dollars)	2026	2025	Change
Transmission
Sustaining	219	272	(19.5%)
Development	163	178	(8.4%)
Other	49	9	444.4%
	431	459	(6.1%)
Distribution
Sustaining	119	143	(16.8%)
Development	126	95	32.6%
Other	37	34	8.8%
	282	272	3.7%
Total capital investments	713	731	(2.5%)
Transmission Capital Investments
Transmission capital investments decreased by $28 million, or 6.1%, in the first quarter of 2026 compared to the first quarter of 2025, primarily due to:
•lower volume of station refurbishments and equipment replacements;
•lower spend on customer connections;
•investments in the St. Clair Transmission Line Project;
•lower volume of wood pole replacements; and
•lower volume of spare transformer purchases; partially offset by
•higher spend on specified equipment to support long-term projects; and
•higher spend on minor fixed assets.
Distribution Capital Investments
Distribution capital investments increased by $10 million, or 3.7%, in the first quarter of 2026 compared to the first quarter of 2025, primarily due to:
•investments in the AMI 2.0 system;
•investments in Ontario’s broadband initiative; and
•higher spend on minor fixed assets; partially offset by
•lower volume of wood pole replacements;
•lower spend on system capability reinforcement projects;
•lower spend on storm-related asset replacements;
•lower spend on specified equipment to support long-term projects; and
•lower volume of polychlorinated biphenyl transformer replacements.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Major Transmission Capital Investment Projects
The following tables summarize the status of significant transmission projects as at March 31, 2026:
Development Projects

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)

Centennial Transmission Station[2]	Southwestern Ontario	New transmission station and connection; and new transmission line	2027	403	207
Waasigan Transmission Line[3]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,140	606
Holt Transmission Station	Bowmanville Central Ontario	New transmission station and connection	2027	137	31
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2027	435	273
Keith Intertie Upgrade	Windsor Southwestern Ontario	Transmission station upgrade	2028	109	9
Welland Thorold Power Line[5]	Niagara Southern Ontario	New transmission line and station expansion	2029	311	24
Longwood to Lakeshore Transmission Line[6]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	51
Northeast Power Line[7,8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	30
Durham Kawartha Power Line[7,8]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	27
North Shore Link[7,8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	27
Wawa Timmins Power Line[7,8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	10
Sudbury to Barrie Transmission Line[9]	Northern-Central Ontario	New transmission line and station expansion	TBD	TBD	3
Windsor to Lakeshore Transmission Line[6]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	3
Second Longwood to Lakeshore Transmission Line[6]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	2
Bowmanville to Parkway Transmission Line	Southern Ontario	New transmission line and station expansion	TBD	TBD	1
Greenstone Transmission Line	Northwestern Ontario	New transmission line and station expansion	TBD	TBD	1
Wellington to Preston Transmission Line[10]	Southwestern Ontario	New transmission line and new transmission station	TBD	TBD	—
Red Lake Transmission Line[11]	Northwestern Ontario	New transmission line and station expansion	TBD	TBD	—
1 Estimated costs are presented gross of any potential contribution from external parties.
2 This Project consists of two phases, which includes the construction of a transmission station and a transmission line to meet the needs of, and is anticipated to be largely funded by, an industrial customer. Phase 1 of the Centennial Transmission Station Project includes a new transmission station in St. Thomas and an approximately 2 km, 230 kV double-circuit transmission line between the new transmission station and an existing transmission station in the city. Phase 1 of the project is anticipated to be in service by the end of 2026. The second phase, an approximately 20 km, 230 kV double-circuit transmission line from London to St. Thomas, is anticipated to be in service by the end of 2027.
3 The Waasigan Transmission Line Project includes construction of new transmission lines as well as station enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects anticipated completion in 2027. The first phase of the project is anticipated to be in-serviced in 2026.
4 The St. Clair Transmission Line Project includes the line and associated facilities.
5 The Independent Electricity System Operator (IESO) has recommended a target in-service date of 2029 for the Welland Thorold Power Line.
6 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Southwestern Ontario transmission reinforcement projects are currently under review. The IESO has recommended a target in-service date by 2032 for the Windsor to Lakeshore Transmission Line.
7 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review.
8 The IESO has recommended a target in-service date of 2030 for the Wawa Timmins Power Line, and of 2029 for the Northeast Power Line, North Shore Link, and the Durham Kawartha Power Line.
9 Pertains to the First Sudbury to Barrie Transmission Line. The scope and timing of the line is currently under review. The IESO has recommended a target in-service date by 2032.
10The IESO has recommended a target in-service date of 2031 for the Wellington to Preston Transmission Line and the Wellington Transmission Station in the Township of Puslinch.
11 The project comprises a double-circuit 230 kV transmission line that runs from Dryden Transformer Station to Ear Falls, continuing to Red Lake Switching Station, with associated station work at Dryden Transformer Station and Ear Falls Transformer Station.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Sustainment Projects

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2026	184	172
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	160	153
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	99
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	94
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	434
Otto Holden Transmission Station Refurbishment	Mattawa Northeast Ontario	Station sustainment	2028	128	84
Merivale Transmission Station Replacement and Upgrades[2]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	194
Synchronous Optical Network Telecommunication Replacement	Ontario	Telecommunication sustainment	2029	137	20
Essa Transmission Station Circuit Breaker Replacement	Barrie Central Ontario	Station sustainment	2030	116	9
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The Company includes projects when there is a high degree of confidence that the project will go forward and when there is a thorough estimate of the expected expenditures.
On August 28, 2025, the Company submitted a Z-Factor application which sought recovery of the incremental revenue requirement associated with $223 million of storm-related costs, including capital and asset removal costs, incurred for a severe storm that began on March 28, 2025. On April 7, 2026, the OEB issued its Decision and Order for the Z-Factor application, denying the recovery of $69 million in incremental revenue requirement.
The 2026 to 2027 capital estimates differ from prior disclosures as the Company has updated its plan for current estimate of required Broadband investments, consistent with the detailed construction schedule submitted to the Province in the first quarter.
The following tables summarize Hydro One’s annual projected capital investments for 2026 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2026	2027
Transmission[1]	2,116	1,892
Distribution	1,383	1,377
Total capital investments[2]	3,499	3,269

By category: (millions of dollars)	2026	2027
Sustainment	1,426	1,064
Development[1]	1,928	2,073
Other[3]	145	132
Total capital investments[2]	3,499	3,269
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the Joint Rate Application (JRAP) decision.
2 Since the first quarter of 2022, the Minister of Energy and Electrification (formerly the Minister of Energy) (Minister) has directed the OEB to amend Hydro One Networks’ transmission licence to require it to develop and seek approvals for twelve priority transmission lines in Ontario. The future capital investments presented do not include capital expenditures, nor development costs, associated with the following three priority Southwestern Ontario transmission line projects: Longwood to Lakeshore Transmission Line, Second Longwood to Lakeshore Transmission Line, and Windsor to Lakeshore Transmission Line; nor the following four priority Northeastern and Eastern Ontario transmission line projects: North Shore Link, Northeast Power Line, Durham Kawartha Power Line, and Wawa Timmins Power Line; nor the Bowmanville to Parkway, Greenstone, Barrie to Sudbury and Red Lake Transmission Lines. Hydro One is currently evaluating the scope and timing of these eleven lines.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2026	2025
Net cash from operating activities	388	503
Net cash used in financing activities	(178)	(132)
Net cash used in investing activities	(726)	(954)
Net change in cash and cash equivalents	(516)	(583)
Net cash from operating activities
Net cash from operating activities decreased by $115 million for the three months ended March 31, 2026, compared to the same period in 2025. The decrease was impacted by various factors, including the following:
•changes in net working capital deficiency primarily attributable to lower accrued liabilities, lower cost of power payable to the IESO driven by lower purchased volumes and lower commodity rate charges, and timing differences in the settlement of payables, partially offset by timing differences in the settlement of receivables, and higher unearned revenue related to capital contributions; and
•changes in regulatory account balances; partially offset by
•higher pre-tax earnings.
Net cash used in financing activities
Net cash used in financing activities increased by $46 million for the three months ended March 31, 2026, compared to the same period of 2025. This increase was impacted by various factors, including the following:
Uses of cash
•the Company repaid $500 million of long-term debt in the first quarter of 2026, compared to $400 million repaid in the same period last year.
•the Company repaid $300 million of short-term notes in the first quarter of 2026, compared to $615 million repaid in the same period last year.
•the Company paid common share dividends of $199 million in the first quarter of 2026, compared to dividends of $187 million in the same period last year.
Sources of cash
•the Company received proceeds of $800 million from the issuance of short-term notes in the first quarter of 2026, compared to $1,075 million received in the same period last year.
•the Company did not issue any long-term debt in the first quarter of 2026 or 2025.
Net cash used in investing activities
Net cash used in investing activities for the three months ended March 31, 2026 was $228 million lower than the same period of 2025, primarily due to the investment in EWT LP (see section “Other Developments - EWT LP”) in the prior year, partially offset by higher capital expenditures in the period compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at March 31, 2026, Hydro One had $599 million in commercial paper borrowings outstanding, compared to $100 million outstanding at December 31, 2025. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,050 million as at March 31, 2026. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. On June 1, 2025, Hydro One extended the maturity date of the Operating Credit Facilities from 2029 to 2030. No amounts were drawn on the Operating Credit Facilities as at March 31, 2026 or December 31, 2025. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities,
3 See section “Non-GAAP Financial Measures”.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
available cash on hand and anticipated levels of FFO4 are expected to be sufficient to fund the Company’s operating requirements.
As at March 31, 2026, the Company had long-term debt outstanding in the principal amount of $18,120 million. The majority of long-term debt issued by Hydro One has been issued under its Medium-Term Note (MTN) Program. The Company's total long-term debt consists of notes and debentures that mature between 2026 and 2064, and as at March 31, 2026, had a weighted-average term to maturity of approximately 14.1 years (December 31, 2025 - 13.9 years) and a weighted-average coupon rate of 4.3% (December 31, 2025 - 4.3%).
In March 2026, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029.
On August 18, 2025, Hydro One filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. As at March 31, 2026, no securities have been issued under the HOI U.S. Debt Shelf Prospectus.
Compliance
As at March 31, 2026, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2026 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	18,120	425	750	2,300	14,645
Long-term debt - interest payments	11,228	775	1,502	1,395	7,556
Short-term notes payable	599	599	—	—	—
Pension contributions[1]	574	71	158	176	169
Outsourcing and other agreements	128	58	54	—	16
Environmental and asset retirement obligations	102	11	7	3	81
Lease obligations	60	14	22	11	13
Total contractual obligations	30,811	1,953	2,493	3,885	22,480

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,050	—	—	3,050	—
Letters of credit[2]	189	173	16	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	3,714	648	16	3,050	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2024 and filed on September 23, 2025.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, a $16 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
4 See section “Non-GAAP Financial Measures”.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
REGULATION
Ontario Integrated Energy Plan
On June 12, 2025, the Ontario government released its first IEP, Energy for Generations, which aims to leverage electricity, natural gas, hydrogen, storage and other energy sources to provide Ontario with affordable, secure, reliable and clean energy to power growth and jobs across the province. The IEP establishes a planning horizon out to 2050, including the acceleration of the development of transmission infrastructure and the modernization of the distribution grid. As part of the IEP, the government announced the advancement of several transmission projects, including those aimed to enhance transmission capacity between Northern and Southern Ontario, east of Toronto, in Southwestern Ontario and in Northern Ontario.
The IEP also addressed the need for additional transmission capacity in the Red Lake Area in Northwestern Ontario. In August 2025, the IESO released the Northwest Region Integrated Regional Resource Plan Addendum (Addendum). The Addendum recommends the urgent development of the Red Lake Transmission Line, a double-circuit 230 kV transmission line that will run from Dryden Transformer Station to Ear Falls Transformer Station, and another double-circuit 230-kV transmission line that will run from Ear Falls Transformer Station to Red Lake Switching Station, along with associated station facilities, to meet growing capacity needs after 2028. The project is expected to be in service by the early 2030s. On October 29, 2025, the Ministry of Energy and Mines (Ministry) announced a proposal to bring forward an Order in Council (to be recommended by the Minister) to declare the projects as priority and a companion directive, that would, if approved, direct the OEB to amend Hydro One Networks’ transmitter licence to require it to undertake development work and seek all necessary approvals to construct the projects. The consultation period for the proposal closed on December 13, 2025.
On April 23, 2026 the Minister notified the OEB that the two lines were declared priority projects, and issued a directive to the OEB to amend Hydro One Networks’ transmission license, to require it to develop and seek approvals for the projects. On April 28, 2026, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission license to allow it to develop and seek approvals for the projects in accordance with the recommendations of the IESO.
Next Generation Rate Framework Consultation
On January 8, 2026, the OEB announced a new policy consultation to develop an updated rate-setting framework for electricity distributors. The consultation will bring together existing OEB consultations under a new comprehensive policy consultation known as the Next Generation Rate Framework (Framework) consultation. The OEB plans to build on the Renewed Regulatory Framework that was established in 2012, given the significant changes in the energy and policy landscape. The OEB consulted on the scope of the review in January and February 2026, including reviewing all aspects of its current ratemaking policies to ensure that they continue to facilitate the cost-effective and efficient implementation of the government's policy objectives.
OTHER DEVELOPMENTS
EWT LP
On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. The partnership owns the East-West Tie Line, a 450-kilometre, 230-kV double-circuit transmission line spanning between Wawa and Thunder Bay, along the north shore of Lake Superior. In March 2026, Bamkushwada Limited Partnership, a group of First Nation Partners, exercised its right to acquire additional interest in EWT LP. Following the transaction, Hydro One’s ownership in EWT LP was diluted to 40%.
Collective Agreements
On March 23, 2026, Hydro One and the Canadian Union of Skilled Workers (CUSW) commenced collective bargaining. The current Hydro One - CUSW collective agreement expired on April 30, 2026. On April 24, 2026, Hydro One and CUSW reached a tentative agreement for a renewal collective agreement. The renewal agreement is subject to ratification by the CUSW membership.
Bill C-15, Budget 2025 Implementation Act, No.1
On March 26, 2026, Bill C‑15, An Act to implement certain provisions of the budget tabled in Parliament on November 4, 2025, received Royal Assent.
Impact
Federal budget measures enacted as part of Bill C-15 included time-limited investment incentives permitting Hydro One to claim enhanced capital cost allowance of up to three times the first-year rate for eligible capital investments acquired after 2024 and placed in-service before 2034. The re-introduction of accelerated capital cost allowance temporarily reduces the Company’s ETR and results in the recognition of a tax regulatory liability for the amounts that have not been reflected in OEB‑approved rates.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Estimated ETR Change
The re‑introduction of accelerated capital cost allowance is expected to lower the Company’s ETR; however, the magnitude of the impact is still being assessed.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Effective February 19, 2026, Debbie (Deb) Hutton was appointed to the Board.
Executive Officers
On February 26, 2026, Hydro One announced that David Lebeter will retire from his role as President and Chief Executive Officer (CEO) effective June 9, 2026. On the same day, the Board announced the appointment of Megan Telford as President and CEO effective June 9, 2026. David Lebeter will remain with Hydro One as a Special Advisor until October 10, 2026.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of non-GAAP financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; revenues, net of purchased power, to reflect the impact of revenue on net income; and net debt to reflect a measure of the Company’s financial leverage.
Hydro One also uses financial ratios that are non-GAAP ratios such as the net debt to capitalization ratio and annualized FFO to net debt ratio to reflect a measure of the Company’s financial leverage, and the earnings coverage ratio to reflect a measure of liquidity.
FFO
FFO is defined as net cash from operating activities, adjusted for changes in non-cash balances related to operations and distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2026	2025
Net cash from operating activities	388	503
Changes in non-cash balances related to operations	318	181
Distributions to noncontrolling interest	(3)	(5)
FFO	703	679
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of reported GAAP revenues to non-GAAP revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Revenues	2,634	2,254	2,286	2,056	2,397	2,089	2,181	2,019
Less: Purchased power	1,424	1,287	1,080	899	1,220	1,060	1,047	940
Revenues, net of purchased power	1,210	967	1,206	1,157	1,177	1,029	1,134	1,079

Quarter ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Distribution revenues	1,970	1,757	1,605	1,434	1,761	1,583	1,551	1,436
Less: Purchased power	1,424	1,287	1,080	899	1,220	1,060	1,047	940
Distribution revenues, net of purchased power	546	470	525	535	541	523	504	496

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Net Debt
The Company uses net debt as an alternative measure of outstanding debt. Management considers net debt as an important measure in assessing the financial leverage of the Company. Net debt is used by management to assess the Company’s overall debt position and financial leverage.
The following table provides a reconciliation of net debt as reported in the Company’s Consolidated Financial Statements.

As at (millions of dollars)	Mar 31, 2026	Dec 31, 2025
Short-term notes payable	599	100
Less: cash and cash equivalents	(5)	(521)
Long-term debt (current portion)	425	925
Long-term debt (long-term portion)	17,669	17,668
Net Debt	18,688	18,172
Net Debt to Capitalization Ratio
The Company believes that the net debt to capitalization ratio is an important non-GAAP ratio as a measure of the Company’s financial leverage. Net debt to capitalization ratio has been calculated as net debt, as described above, divided by net debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the net debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Mar 31, 2026	Dec 31, 2025
Net debt (A)	18,688	18,172

Shareholder’s equity (excluding noncontrolling interest)	13,153	12,958
Net debt plus shareholder’s equity (B)	31,841	31,130

Net Debt-to-capitalization ratio (A/B)	58.7%	58.4%
Annualized FFO to Net Debt
Management believes that the annualized FFO to net debt ratio is helpful as a measure of the Company’s financial leverage. Annualized FFO to net debt ratio has been calculated as FFO (see section “Non-GAAP Financial Measures - FFO”) on a rolling twelve-month period divided by net debt at the period end date (see section “Non-GAAP Financial Measures – Net Debt”). Management believes the annualized FFO to net debt ratio is helpful as a measure of the company’s ability to pay off its debt using the Company’s net operating income.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

Twelve months and period ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Annualized FFO (A)	2,651	2,627	2,494	2,457	2,354	2,280	2,234	2,216
Net Debt (B)	18,688	18,172	17,951	17,628	17,207	16,565	16,286	15,894

Annualized FFO to Net Debt (A/B)	14.2%	14.5%	13.9%	13.9%	13.7%	13.8%	13.7%	13.9%

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes, financing charges and equity (loss) income attributable to the shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity.

Quarter ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Net income attributable to the common shareholder	393	234	424	334	362	207	374	296
Income tax expense	42	29	61	64	69	19	59	57
Financing charges	175	173	171	165	162	161	154	155
Equity (loss) income	(10)	3	7	—	—	—	—	—
Earnings before income taxes, financing charges and equity (loss) income attributable to the common shareholder	620	433	649	563	593	387	587	508

Twelve months ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025
Earnings before income taxes, financing charges and equity (loss) income attributable to the common shareholder (A)	2,265	2,238

Quarter ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Financing charges	175	173	171	165	162	161	154	155
Capitalized interest	29	30	29	27	24	24	24	22
Financing charges and capitalized interest	204	203	200	192	186	185	178	177

Twelve months ended (millions of dollars)	Mar 31, 2026	Dec 31, 2025
Financing charges and capitalized interest (B)	799	781

Earnings coverage ratio = A/B	2.8	2.9
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% ownership as at March 31, 2026. The Ministry and MOI are related parties to Hydro One because they are controlled by the Province. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry or by Hydro One Limited. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2026 and 2025:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2026	2025
Ministry	Broadband subsidy[1]	10	—
MOI	Broadband subsidy[1]	—	13
IESO	Power purchased	1,129	918
	Revenues for transmission services	659	621
	Amounts related to electricity rebates	450	275
	Distribution revenues related to rural rate protection	63	63
	Distribution revenues related to Wataynikaneyap Power LP	25	33
	Distribution revenues related to supply of electricity to remote northern communities	13	12
	Funding received related to Conservation and Demand Management programs	1	—
OPG	Power purchased	17	11
	Transmission revenues related to provision of services and supply of electricity	—	1
	Distribution revenues related to provision of services and supply of electricity	3	3
	Capital contribution received from OPG	2	10
OEFC	Power purchased from power contracts administered by the OEFC	2	1
OEB	OEB fees	4	3
Hydro One Limited	Dividends paid	199	187
	Cost recovery for services provided	3	3
	Stock-based compensation costs	2	1
Acronym	Services received – costs incurred	7	7
1 During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2025 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	Under assessment
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s corporate strategy; the Company’s transmission and distribution rate and revenue requirement applications including the JRAP and its proposed

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
investment plan, resulting and related decisions as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; expectations and impact of the Company’s credit ratings; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs, funding sources and in-service and completion dates; contractual obligations and other commercial commitments; the Company’s assessment of recovery and impacts related to the OEB-established generic variance and deferral accounts; future pension plan contributions, including estimates of total Company pension contributions; the expected advancement and construction of various transmission stations and transmission lines in connection with the Province’s integrated energy plan and the target in-service dates; collective agreements and bargaining; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; and accounting-related guidance and expected impacts. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex information technology and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2026 and 2025
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

17